Filed Pursuant to Rule 433

Registration No. 333-221073

April 16, 2018

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY

USD 2,000,000,000 6.125% NOTES DUE 2028

ISSUER:	The Republic of Turkey

SECURITIES:	6.125% Notes due October 24, 2028

PRICING DATE:	April 16, 2018

ISSUE FORMAT:	Global (SEC Registered)

EXPECTED RATINGS OF THE NOTES*:	Ba2 stable (Moody’s) / BB+ stable (Fitch)

ISSUE SIZE:	USD 2,000,000,000

PRICE TO PUBLIC:	99.427%

TOTAL FEES:	USD 1,500,000 (0.075%)

NET PROCEEDS TO ISSUER:	USD 1,987,040,000

YIELD TO MATURITY:	6.200% per annum

COUPON:	6.125% per annum, payable semi-annually on a 30/360-day basis

MATURITY DATE:	October 24, 2028

SPREAD TO BENCHMARK US TREASURY:	336.8 bps

BENCHMARK US TREASURY:	UST 2.750% due February 2028

BENCHMARK US TREASURY YIELD:	2.832%

DENOMINATIONS:	USD 200,000/USD 1,000

INTEREST PAYMENT DATES:	April 24 and October 24, beginning on October 24, 2018

CUSIP / ISIN:	900123 CQ1/ US900123CQ19

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD-MANAGERS/BOOKRUNNERS:	Goldman Sachs International HSBC Bank plc J.P. Morgan Securities plc

SETTLEMENT DATE:	Expected April 24, 2018 (T+6) through the book-entry facilities of The Depository Trust Company.

MANUFACTURER TARGET MARKET:	Professional clients, eligible counterparties and retail clients (subject to any applicable selling restrictions) (all distribution channels)

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll-free Goldman Sachs International at +1-866-471-2526 (toll-free), HSBC Bank plc at +1-866-811-8049 (toll free) and J.P. Morgan Securities plc at +1-866-803-9204 (toll-free).

The preliminary prospectus supplement relating to the notes is available under the following link:

http://www.sec.gov/Archives/edgar/data/869687/000119312518118482/d448168d424b5.htm

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